MFS® MUNICIPAL SERIES TRUST
500 Boylston Street, Boston, Massachusetts  02116-3741
617-954-5000

               September 2, 2011

VIA EDGAR (as Correspondence)
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

Re:	Registration Statement on Form N-14 for MFS® Municipal Income Fund, a series of MFS® Municipal Series Trust (the "Trust") (File No. 333-175923) (the "Registration Statement")

___________________________________________________________________________________________________________________________

Ladies and Gentlemen:

As requested, in connection with the filing of the above-referenced Registration Statement, we acknowledge the following:

(i)	the comment process with the SEC or its staff, acting pursuant to delegated authority, does not foreclose the SEC from taking any action with respect to the filing;

(ii)
the comment process with the SEC or its staff, acting pursuant to delegated authority, does not relieve the Trust from their full responsibility for the adequacy and accuracy of the disclosure in the filing; and

(iii)
the Trust may not assert the comment process with the SEC or its staff in connection with the preliminary filing as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

The Trust notes that, as indicated in the SEC’s June 24, 2004 release regarding the public release of comment letters and responses, you are requesting such acknowledgements from all companies whose filings are being reviewed.

If you have any questions, please call the undersigned at 617-954-5064.

          Very truly yours,

          MFS MUNICIPAL SERIES TRUST

          /s/ Timothy M. Fagan
                                   Timothy M. Fagan

           Assistant Secretary